Exhibit 99.1

Canadian Satellite Radio Announces Private Placement of Senior Notes

TORONTO, March 10 /CNW/ - Canadian Satellite Radio Holdings Inc. ("CSR" or the "Company") (TSX: XSR) today announced it has commenced an offering for its 9.75% Senior Notes due 2018 (the "Notes") by way of a private placement in Canada and the U.S. (the "Offering"). The Company anticipates issuing approximately $70 million aggregate principal amount of Notes in the Offering.

On November 24th, 2010, the Company and Sirius Canada Inc. entered into a securities purchase agreement to combine the companies in an all-stock merger of equals (the "Merger"). The Offering is being undertaken as part of a larger refinancing of certain debt of the Company in connection with the Merger. Concurrently with the Offering, the Company is conducting an exchange offer and consent solicitation (the "Exchange Offer") for its 12.75% Senior Notes due 2014 (the "Existing Notes"). Pursuant to lock-up agreements, the Company has agreed with the holders of an aggregate of US$40.9 million principal amount of Existing Notes that, subject to the terms and conditions of those agreements, they will elect to exchange their Existing Notes for Notes.

National Bank Financial Inc. acting as sole book-running manager, with Canaccord Genuity Corp. as co-lead manager, will lead a group of agents in connection with the Offering. Subject to the satisfaction of certain closing conditions, the Offering is expected to close in May 2011 or June 2011, on the same date as the closing of the Merger.

The Notes will bear interest at the rate of 9.75% per annum payable semi-annually commencing on the date that is six months following the closing of the Offering.  The Notes will be senior unsecured obligations of the Company and as such, will be equal in right of payment with all existing and any future unsecured senior indebtedness and senior in right of payment to any future subordinated indebtedness. Net proceeds from the Offering will be used to fund the cash payments under the Exchange Offer, repay outstanding indebtedness and for general corporate purposes.

The Notes have not been, and will not be, qualified for distribution to the public under the securities laws of any province or territory of Canada or registered under the United States Securities Act of 1933.

This press release does not constitute an offer to purchase or sell any securities. Any offer to purchase or sell securities will be made by means of an offering memorandum. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful.

Forward Looking Statements

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Although CSR believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. CSR's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Forward-looking information is provided as of the date of this news release only, it should not be relied upon as of any other date, and CSR assumes no obligation to update or revise this information to reflect new events or circumstances, except as expressly required by law. There can be no assurance that the securities purchase agreement will receive all necessary approvals or that the Merger or Offering will be completed. Additional information, including a thorough discussion of the risk factors that can cause anticipated outcomes to differ from actual outcomes, will be contained in CSR's filings with the Canadian securities regulators, available at http://www.sedar.com/.

About Canadian Satellite Radio Holdings Inc.
To find out more about Canadian Satellite Radio Holdings Inc. (TSX: XSR), visit http://www.xmradio.ca/.

About SIRIUS Canada
To find out more about SIRIUS visit http://www.sirius.ca/.

For further information:

Investor Relations
Morlan Reddock
416-408-6899
investor.relations@xmradio.ca